SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Digital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

958102105
(CUSIP Number)

Taro Kaiho Hitachi, Ltd. 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan Telephone: 81-3-3258-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box  ☐

CUSIP No. 958102105	13D	Page 1 of 11 Pages

1.	Names of Reporting Persons Hitachi, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000,000
	8.	Shared Voting Power 0
	9 .	Sole Dispositive Power 25,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share, of Western Digital Corporation, a Delaware corporation (such common stock, the “Shares”; such corporation, the “Issuer”). The Issuer’s principal executive offices are located at 3355 Michelson Drive, Suite 100, Irvine, California 92612.

Item 2. Identity and Background.

This Statement is being filed by Hitachi, Ltd., a joint stock corporation incorporated under the laws of Japan (the “Reporting Person”). The principal business of the Reporting Person is manufacturing and offering electrical and electronic products ranging from electricity generation systems to consumer products and electronic devices.

The address of the principal office and principal business of the Reporting Person is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan.

Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of the Reporting Person:  the person’s (a) name, (b) business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan, except for Stephen Gomersall, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

Effective March 8, 2012 (the “Closing Date”), the Reporting Person received 25,000,000 Shares together with cash consideration in connection with the Issuer’s purchase from the Reporting Person of all of the outstanding stock of Viviti Technologies Ltd., a company incorporated under the laws of the Republic of Singapore (such stock, the “Company Stock”; such company, the “Company”) and a wholly owned subsidiary of the Reporting Person prior to the Closing Date, pursuant to a Stock Purchase Agreement made and entered into as of March 7, 2011, by and among the Issuer, Western Digital Ireland, Ltd., a corporation organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of the Issuer (the “Buyer”), the Reporting Person, and the Company (as amended through the date hereof, the “Agreement”).

The aggregate consideration paid by the Issuer for the Company Stock was approximately $4.9 billion, which consisted of 25,000,000 Shares and approximately $3.9 billion in cash.

Item 4. Purpose of Transaction.

The acquisition of the 25,000,000 Shares referred to in this Statement and that was contemplated and consummated pursuant to the Agreement is for the Reporting Person’s investment in the Issuer.  In addition, pursuant to an Investor Rights Agreement made as of  March 8, 2012, among the Issuer and the Reporting Person (the “IRA”), the Reporting Person, among other rights and obligations:

•	has the right, but not the obligation, to designate two nominees to serve as directors of the Issuer;

•
agrees not to authorize, permit or direct its subsidiaries or affiliates to, directly or indirectly, sell or otherwise transfer any interest in the Shares acquired pursuant to the Agreement for one year following the Closing Date without the consent of the Issuer;

•
agrees not to, directly or indirectly, transfer, sell or otherwise dispose of any of the Shares acquired pursuant to the Agreement to certain persons who are listed on a competitor list letter provided by the Issuer, which list may be amended from time to time by the Issuer; and

•	has registration rights with respect to the Shares acquired pursuant to the Agreement, including shelf, demand and piggyback registration rights.

In the event the Reporting Person determines to designate two nominees to serve as directors of the Issuer, the Issuer shall increase the size of its Board of Directors by two, and fill the resulting vacancies with such designees in accordance with the Issuer’s Bylaws. The Reporting Person’s right to designate nominees shall terminate automatically at the end of the second full calendar year following the Closing Date with respect to one nominee and shall terminate with respect to either or both nominees automatically, or automatically upon written notice from the Issuer, upon the occurrence of certain events prescribed in the IRA.

Other than as described in this Item 4, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers listed on Schedule 1 to this Statement, has any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of this Statement.

The descriptions of the transactions and agreements set forth herein are qualified in their entirety by the terms and conditions of the complete agreements governing such matters, each of which is incorporated by reference into this Statement as exhibits pursuant to Item 7 of this

Statement. Please refer to the Agreement and the IRA attached to this Statement as Exhibits 99.1 and 99.2 respectively for further details.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 25,000,000 Shares. The Shares owned by the Reporting Person constitute approximately 9.6% of the Shares issued and outstanding (computed on the basis of 234,930,822 Shares issued and outstanding, as reported in the Issuer’s current report on Form 10-Q, filed with the Securities and Exchange Commission on January 27, 2012 plus 25,000,000 Shares issued on the Closing Date in connection with the Agreement).

(b)           The Reporting Person possesses sole power to vote and to dispose of the 25,000,000 Shares pursuant to the terms and conditions of the IRA as referenced in Item 4 of this Statement.

(c)           There are no other transactions in the Shares that were effected during the past sixty days other than the consummation of the acquisition of the Company pursuant to the Agreement as described in Item 3 of this Statement.

(d)           None.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule 1 to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares held by the Reporting Person, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Stock Purchase Agreement entered into as of March 7, 2011, by and among the Reporting Person, the Issuer, the Buyer, and the Company as amended on May 27, 2011 and November 23, 2011 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 10-Q, dated May 2, 2011, Exhibit 2.2 to the Issuer’s Current Report on Form 10-K, dated August 12, 2011, and Exhibit 2.3 to the Issuer’s Current Report on Form 10-Q, dated January 27, 2012, respectively), and by the amendments filed as Exhibits 99.2, 99.3, 99.4 and 99.5 to this Statement

Exhibit 99.2	Third Amendment to Stock Purchase Agreement, dated January 30, 2012
Exhibit 99.3	Fourth Amendment to Stock Purchase Agreement, dated February 15, 2012
Exhibit 99.4	Fifth Amendment to Stock Purchase Agreement, dated March 6, 2012

Exhibit 99.5	Sixth Amendment to Stock Purchase Agreement, dated March 6, 2012
Exhibit 99.6	Investor Rights Agreement made as of March 8, 2012, among the Issuer and the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   March 15, 2012

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Senior Vice President and Executive Officer

Schedule 1

The following table sets forth (i) the name and present principal occupation or employment, for each of the Reporting Person’s executive officers and directors and (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, the business address of each such executive officer and director is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan.  Each of the executive officers and directors of the Reporting Person listed below is a citizen of Japan, except for Stephen Gomersall, who is a citizen of the United Kingdom.

Directors
Name	Present Principal Occupation or Employment (Principal Position outside Hitachi, if any)
Takashi Kawamura	Chairman of the Board
Yoshie Ota	Director
Mitsuo Ohashi	Director (Advisor, Showa Denko K.K.)
Nobuo Katsumata	Director (Chairman, Member of the Board, Marubeni Corporation)
Tohru Motobayashi	Director (Attorney at law)
Isao Ono	Director (Chairman of the Board, Hitachi Solutions, Ltd.)
Stephen Gomersall	Director (Chairman of the Board, Hitachi Europe Ltd.)
Tadamichi Sakiyama	Director
Masaharu Sumikawa	Director (Chairman of the Board, Hitachi Plant Technologies, Ltd.)
Hiroaki Nakanishi	Director*
Takashi Hatchoji	Director (Chairman of the Board, Hitachi America, Ltd.)
Takashi Miyoshi	Director*
Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

Executive Officers

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)
Hiroaki Nakanishi	Representative Executive Officer President (Overall management)
Koji Tanaka
Representative Executive Officer
Executive Vice President and Executive Officer
(Power systems business, transportation systems business, social infrastructure & industrial systems business, urban planning and development systems business and defense systems business)

Junzo Nakajima	Representative Executive Officer Executive Vice President and Executive Officer (Information & control systems business, information & telecommunication systems business and information technology)
Takashi Miyoshi	Representative Executive Officer Executive Vice President and Executive Officer (Management strategies, finance and corporate pension system)
Nobuo Mochida
Representative Executive Officer
Executive Vice President and Executive Officer
(High functional materials & components, quality assurance, production engineering, battery systems business and automotive systems business)

Kazuhiro Mori
Representative Executive Officer
Executive Vice President and Executive Officer
(Sales operations, Hitachi group global business, corporate export regulation, medical systems business and business incubation)

Shigeru Azuhata	Senior Vice President and Executive Officer (Research & development, environmental strategies and medical systems business)
Shinjiro Iwata	Senior Vice President and Executive Officer (Information & telecommunication systems business)

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)
Makoto Ebata	Senior Vice President and Executive Officer (Procurement and consumer business)
Toshiaki Kuzuoka	Senior Vice President and Executive Officer (Human capital, legal and corporate communications, government & external relations, corporate brand and corporate auditing)
Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer (Finance and corporate pension system)
Toshio Ikemura	Vice President and Executive Officer (Urban planning and development systems business)
Hitoshi Isa	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))
Tatsuro Ishizuka	Vice President and Executive Officer (Power systems business)
Osamu Ohno	Vice President and Executive Officer (Information technology)
Nobuyuki Ohno	Vice President and Executive Officer (Hitachi group global business (China))
Yoshifumi Kanda	Vice President and Executive Officer (Power systems business (sales operations))
Masahiro Kitano	Vice President and Executive Officer (Environmental strategies, quality assurance and production engineering)
Ryuichi Kitayama	Vice President and Executive Officer (Sales operations)
Kazuhiro Kurihara	Vice President and Executive Officer (Sales operations (Chubu Area))
Yutaka Saito	Vice President and Executive Officer (Information & control systems business)

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)
Kaichiro Sakuma	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))
Yasuo Tanabe	Vice President and Executive Officer (Government & external relations)
Masahide Tanigaki	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)
Toshikazu Nishino	Vice President and Executive Officer (Management strategies)
Masaharu Hanyu	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))
Toshiaki Higashihara	Vice President and Executive Officer (Social infrastructure & industrial systems business)
Naoki Mitarai	Vice President and Executive Officer (Human capital)
Yoshihiko Mogami	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))